EXHIBIT 99.3
Notice to ASX/LSE

2 November 2021

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Management Share Awards (“MSA”) granted under the Rio Tinto 2018 Equity Incentive Plan

The MSA provides participants with a conditional right to receive Rio Tinto plc or Rio Tinto Limited shares, subject to continuous employment.

On 29 October 2021, the following PDMR / KMPs received vested MSA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions. The MSA included in this announcement were granted prior to the PDMR / KMP becoming a member of the Executive Committee.

Security	Name of PDMR / KMP	Conditional Award Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of Transaction
Rio Tinto plc shares	Cunningham, Peter	1,325	1,520	717	45.96 GBP	803	29 October 2021
Rio Tinto Limited shares	Kaufman, Sinead	1,330	1,509	0	-	1,509	29 October 2021

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
T +1 514 608 4429

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877

Media Relations, Australia
Jonathan Rose
M +61 447 028 913

Matt Chambers
M +61 433 525 739

Jesse Riseborough
M +61 436 653 412

Investor Relations, Australia
Natalie Worley
M +61 409 210 462

Amar Jambaa
M +61 472 865 948

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

riotinto.com

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